

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

December 1, 2009

<u>**Via U.S. Mail and Fax (604-669-4776)**</u>
Mr. Charles E. Jenkins
Chief Financial Officer
White Mountain Titanium Corporation
1188 West Georgia Street, Suite 2150
Vancouver, B.C.
Canada V6E4A2

> **Re:** **White Mountain Titanium Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2008**
> **Filed September 25, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Filed August 10, 2009**
> **Form 10-Q/A for the Fiscal Quarter Ended June 30, 2009**
> **Filed September 25, 2009**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
> **Filed November 13, 2009**
> **Form 10-Q/A for the Fiscal Quarter Ended June 30, 2009**
> **Filed December 1, 2009**
> **File No. 333-129347**

Dear Mr. Jenkins:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                Sincerely,

                                Chris White
                                Branch Chief